MRH CF, LLC
a Delaware Limited Liability Company

Financial Statements and Independent Auditor's Report
As of December 31, 2023 and for the period from August 24, 2023 (Inception)
to December 31, 2023

MRH CF, LLC
TABLE OF CONTENTS

Page

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023 AND FOR THE PERIOD FROM AUGUST 24, 2023 TO DECEMBER 31, 2023:



INDEPENDENT AUDITOR'S REPORT

May 30, 2024

To: Experiential Squared, Inc as manager of MRH CF LLC
Re: 2023 year end period Financial Statement Audit

We have audited the accompanying financial statements of MRH CF LLC (the "Company"), which comprise the balance sheet as of December 31, 2023, and the related statements of operations, changes in members' equity, and cash flows for the inception period of August 24, 2023 through December 31, 2023, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated and consolidating financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations, changes in members' equity and its cash flows for the inception period of August 24, 2023 through December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,



IndigoSpire CPA Group, LLC

IndigoSpire CPA Group, LLC
Aurora, Colorado

May 30, 2024

MRH CF, LLC
BALANCE SHEET
As of December 31, 2023

ASSETS

Current Assets:		
Cash and cash equivalents	$	-
Horse reserve funds receivable from Manager (see Note 4)		100,508
Total Current Assets		100,508
Non-Current Assets:		
Horse assets, net of accumulated depreciation (see Note 2)		165,410
Total Non-Current Assets		165,410
TOTAL ASSETS	$	265,918

LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)

Liabilities:		
Current Liabilities:		
Acquisition advances payable to Manager (see Note 4)		341,560
Total Current Liabilities		341,560
Total Liabilities		341,560
Members' Equity/(Deficit):		
Membership in My Racehorse CA, LLC		-
Subscriptions in series, net of distributions (See Note 6)		-
Retained earnings/(Accumulated deficit)		(75,642)
Total Members' Equity/(Deficit)		(75,642)
TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$	265,918

MRH CF, LLC
STATEMENT OF OPERATIONS
For the period from August 24, 2023 (Inception) to December 31, 2023

Revenues	$	-
Cost of Revenues		(9,856)
Gross Profit/(Loss)		(9,856)
Operating Expenses:		
Depreciation		19,323
General and administrative		1,531
Total Operating Expenses		20,854
Income/(Loss) from Operations		(30,710)
Provision for Income Taxes		-
Net Income/(Loss)	$	(30,710)

MRH CF, LLC
STATEMENT OF CHANGES IN MEMBERS' DEFICIT
For the period from August 24, 2023 (Inception) to December 31, 2023

Balance at August 24, 2023 (inception)	(44,932)
Net loss	(30,710)
Balance at December 31, 2023	(75,642)

MRH CF, LLC
STATEMENT OF CASH FLOWS
For the period from August 24, 2023 (Inception) to December 31, 2023

Cash Flows from Operating Activities

Net Income/(Loss)	$	(30,710)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:		
Depreciation		19,323
Change in horse reserve funds receivable from Manager		11,387
Net Cash Used in Operating Activities		-
Net Change in Cash		-
Cash at Beginning of Period		-
Cash at End of Period	$	-

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$	-
Cash paid for income taxes	$	-

Supplemental Disclosure of Non-Cash Activities:

Horse asset paid for by acquisition advance payable	$	214,200
Horse reserve funded by acquisition advance payable	$	111,894
Pre-inception expenses paid for by acquisition advance payable	$	15,466

MRH CF, LLC
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2023 and for the period from August 24, 2023 (Inception) to December 31, 2023

NOTE 1: NATURE OF OPERATIONS

MRH CF, LLC (the "Master Series LLC") is an early-stage investment company established by the manager, Experiential Squared, Inc. (the "Series Manager"), to invest in individual interests in thoroughbred horses through underlying Series LLCs. The Master Series LLC aims to democratize the ownership of racehorses through a self-developed web-based platform and allow fans to experience racehorse ownership by investing in Series LLCs with other like-minded fans. The Master Series LLC is headquartered in Lexington, KY and was formed on August 24, 2023.

Since inception, the Company has relied on advances from the Series Manager and by raising capital to fund its operations. The Company will likely incur losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a Regulation CF securities campaign, capital contributions from the Series Manager and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). This is a standalone presentation of an individual Series under the Master Series LLC entity.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company has no cash and cash equivalents.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2023, the Company has no outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years. Horse assets are depreciated using the straight-line method over 36 months with no estimated salvage value. A horse is treated as placed in service upon its acquisition by the Company.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2023, property and equipment consisted of the following:

Horse asset	214,200
Less: Accumulated depreciation	48,790
Horse asset, net	165,410

Accumulated depreciation as of December 31, 2023 incudes depreciation from the pre-inception period prior to the inception date while the horse asset was held by a related party.

Fair Value of Financial Instruments

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported on the balance sheet approximate their fair value.

Revenue Recognition

ASC Topic 606, "*Revenue from Contracts with Customers*" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts to provide goods to customers. Revenues are recognized when control of the promised goods is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized through December 31, 2023.

Costs of Revenues

Costs of revenues include horse related expenses such as insurance, nominations and entry fees, stables and training, transportation and veterinary, depreciation, and gains/losses on horse disposals.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Cost

In accordance with Financial Accounting Standards Board ("FASB") ASC 720, "Other Expenses", organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred. The Company recorded a beginning members' deficit balance of $44,932 related to general and administrative and depreciation expenses incurred prior to the Company's inception and attributable to the Company.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code (IRC), all taxable income or loss flows through to its members. However, the Company intends to elect for the Company to be treated as a separate subchapter C corporation for tax purposes. No tax provision has been recorded for the Company through the balance sheet date as it is in a taxable loss position and no future tax benefits can be reasonably anticipated.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits since inception, has members' deficit as of December 31, 2023 amounting to $75,642, and is dependent upon its Series Manager for financing its operations. The Company's financial performance is impacted by several key factors. Expenses such as training and care, veterinary, and depreciation are incurred from the date of acquisition; however, Company revenues will not commence until horses begins racing. Additionally, as the horse continues to mature, the Company will have increased opportunities to generate greater revenue to offset its ongoing expenses. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

In making this assessment, management weighed the significance of the factors, conditions, and events considered. Management based the conclusion primarily on the inception-to-date cumulative losses. These factors were determined to be the primary drivers of the Company's ability to sustain its operating costs in the near term. Management also performed an analysis of its operations through the issuance of these financial statements and funding options currently available to its Series Manager and its Series Manager's ability and intent to fund any operational needs for the coming year.

Management concluded that its plans successfully alleviate the substantial doubt to the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: ADVANCES FROM SERIES MANAGER

To fund its organizational and start-up activities as well as to advance funds on behalf of the Company to purchase horse asset, the Series Manager has covered the expenses and costs of the Company thus far on an interest-bearing revolving line of credit. The Series Manager is entitled to a 4.37% on the outstanding balance. The Company will evaluate when is best to repay the Series Manager depending on operations and fundraising ability.   In general, the Company will repay the Series Manager for funds extended to acquire horse assets from the Company subscription proceeds (less the applicable management fee), as they are received. Additionally, the Series Manager maintains cash reserves on behalf of the Company to cover the expenses of the Company's operations.

As of December 31, 2023, the Company has the positions of borrowings and amounts owed to it by the Manager as follows:

Horse reserve account owed to Series	100,508
Horse acquisition loan owed to Manager	(341,560)
Net amount owed by series	(241,052)

NOTE 5: MEMBERS' EQUITY/(DEFICIT)

The Company has authorized an unlimited amount of membership interests for issuance. The Company has no subscriptions as of December 31, 2023.

The members of the Company will have certain rights with respect to the membership they subscribe to. The Company holds a single horse asset. A member is entitled to their pro rata share of the net profits derived from the horse asset after deduction of expense allocations, direct expenses attributable to the underlying horse asset, and the related party fees described in Note 6, based on their percentage of the total outstanding membership interests in the Company.

Distributions are recorded when declared. When a declared distribution is not yet paid as of a balance sheet date, it is recorded as a distribution payable liability. No distribution was declared as of December 31, 2023.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company entered into a series agreement (the "Series Agreement") with Experiential Squared, Inc. (the "Series Manager") and MRH CF, LLC (the "Master Series LLC"). Pursuant to the terms of the Series Agreement, the Series Manager will be responsible for directing the management and administration of the Company's business and affairs, managing its day-to-day affairs, and implementing its investment strategy.

Pursuant also to the Series Agreement, the Series Manager will earn the following fees related to the creation, management, governance, content production, and compliance aspects of the Company: (a) for each horse that is acquired on behalf of the Company, the Series Manager shall receive up to a 15% diligence and management fee and up to a 7.5% organizational and experiential fee on the initial capital contributions; and (b) the Series Manager may also be compensated with a management performance bonus equal to 10% of all gross proceeds from only stakes purse money and/or 5% of the final gross proceeds if the underlying asset has depreciated and 20% of the final gross proceeds if the underlying asset has appreciated.

The Company shall reimburse the Series Manager for all direct out-of-pocket expenses incurred by the Series Manager in managing the Company. Further, any members or affiliates of the Series Manager who incur out-of-pocket expenses on behalf of the Company shall also be reimbursed by the Company.

The Series Manager has advanced funds to the Company. See Note 4 for further discussions. Because this is a related party transaction, no guarantee can be made that the terms of the arrangement are at arm's length.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company has begun to raise capital through the issuance of up to 5,100 membership units in MRH CF LLC Series Visceral, as of March 22, 2024. The company has begun to raise capital through the issuance of up to 13,333 membership units in MRH CF LLC Series Caldera as of May 3, 2024. The issuances are exempt from registration under Regulation CF.

Management's Evaluation
Management has evaluated subsequent events through May 30, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.